SOBR Safe, Inc.

6400 S. Fiddlers Green Circle, Suite 1400

Greenwood Village, Colorado 80111

September 23, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	SOBR Safe, Inc. Registration Statement on Form S-1 File No. 333-267466 Withdrawal of Request for Acceleration

Dear Mr. Herbers:

Reference is hereby made to our letter, filed as Correspondence via EDGAR on September 22, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 PM, Eastern time, on Monday, September 26, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date for the Registration Statement.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely,

SOBR Safe, Inc.

By:	/s/ David Gandini
David Gandini
Its:	Chief Executive Officer